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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/23/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Envoy Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1422 S Tryon St, Ste 300
(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Justin Schleifer	415-890-6297	compliance@envoycapitaladvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

227 West Trade St., Ste 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

06/07/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Postigo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Envoy Securities LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Angela Mattox
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 24-5107-01
Expires July 11, 2027

Signature: *Kevin Andre Postigo*
_____

Title:
Vice President
_____

Angela Mattox
_____
Notary Public   State of: Nevada
                  Clark County

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Notarized remotely using audio-video communication technology via Proof.

Envoy Securities LLC

Financial Report

Year Ended December 31, 2024

With Report of Independent Registered Public Accounting Firm

Envoy Securities LLC

Table of Contents

Financial Statements:

Statement of Financial Condition   3

Notes to Financial Statements   4



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Envoy Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Envoy Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2024.

GreerWalker

Certified Public Accountants
March 31, 2025
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Envoy Securities LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$301,710
Receivables	12,150
Prepaid expenses	23,659
Security deposit	19,200
Total assets	$356,719

Liabilities and Member's Equity

Liabilities:	
Accounts payable	$19,931
Total liabilities	19,931
Member's equity	336,788
Total liabilities and member's equity	$356,719

The accompanying notes are an integral part of these financial statements.

ENVOY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Envoy Securities LLC (the "Company"), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the private placement of securities and providing mergers and acquisitions advisory services to clients. The Company facilitate transactions involving the purchase, sale, and combination of businesses, acting as the intermediary between buyers and sellers. The Company is a wholly owned subsidiary of Envoy Capital Advisors, LLC (the "Parent").

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States ("GAAP"), as determined by the Financial Accounting Standards Board.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Segment Reporting: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its managing director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company.

Additionally, the CODM uses excess net capital, which is not *a* measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Cash: The Company maintains cash on deposit with two financial institutions. At times, deposits that may exceed Federal Deposit Insurance Corporation coverage limits.

Accounts Receivable: Generally, the Company requires payment from its customers upon receipt of the invoice. As of December 31, 2024, no allowance for credit losses was recorded by the Company. The Company recognizes the amount of change in the allowance for credit losses as an allowance gain or loss in operating expenses in the accompanying statement of operations. For the year ended December 31, 2024, there were no allowance gains or losses recorded by the

Company. Accounts are written off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for credit losses by applying historical credit loss rates to accounts receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Revenue Recognition:

Success Fees: The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Interest: The Company recognizes interest as earned from bank accounts held in the Company's name.

The timing of revenue recognition, billings and cash collections results in billed accounts receivable. As of December 31, 2024 and January 1, 2024, the Company did not have any billed accounts receivable resulting from contracts with customers.

Concentrations: The Company is project based and generally does not have recurring sources of revenue.

Leases: The Company assesses whether an arrangement is a lease, or contains a lease, upon inception of the contract. This assessment is based on: (1) whether the contract explicitly or implicitly involves the use of a distinct asset, (2) whether the Company obtains substantially all of the economic benefits from the use of that underlying asset during the term of the contract, and (3) whether the Company has the right to direct the use of the asset. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company made an accounting policy election to not recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less. As of December 31, 2024, all of the Company's leases are for terms of 12 months or less and therefore have not been recognized on the statement of financial condition. Total rent expense for the year ended December 31, 2024 was $102,103.

Advertising Expense: The Company expenses the cost of advertising as incurred. During the year ended December 31, 2024, advertising expense totaled $25,010.

Income Taxes: For income tax purposes, the Company is considered to be a disregarded entity. As such, no provision for federal or state income taxes has been made in the accompanying financial statements since the Company's taxable income or loss is included in the Parent's tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2024.

Subsequent Events: The Company has evaluated all events and transactions that occurred after December 31, 2024 through the date the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that required recognition or disclosure in the notes to the December 31, 2024 financial statements.

Note 2 - Operating Agreement

The member of the Company is subject to an operating agreement which specifies its rights and obligations. In accordance with terms of the agreement, the member's liability is limited to the capital it has contributed to the Company. Among other things, the agreement stipulates the allocation of profits, losses and distributions to the member, as well as the terms and conditions under which ownership interests can be sold or transferred.

NOTE 3 - LEGAL CONTINGENCIES

The Company was not aware of or involved in any significant current or pending legal actions during the reporting period.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $281,779 which was $276,779 in excess of its required net capital of $5,000, and the Company's net capital ratio was .07 to 1.